News Release

B2Gold Corp. and CGA Mining Limited Complete Merger

Vancouver, January 31, 2013 – B2Gold Corp. (TSX: BTO, OTCQX: BGLPF, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce the successful completion of the scheme of arrangement (“Merger”) by which B2Gold has acquired all of the issued ordinary shares of CGA Mining Limited (“CGA”). As of today, and including the 251,973,927 shares issued as consideration under the Merger for the former share and option holders of CGA, B2Gold has 645,383,200 shares issued and outstanding.

Confirmations of holdings will shortly be sent to the former holders of CGA shares and options receiving the Merger consideration in the form of shares.

CGA shares ceased trading and were delisted from the Toronto Stock Exchange on January 18, 2013. Trading on the Australian Stock Exchange (“ASX”) was suspended on January 16, 2013, and the shares are expected to be delisted from the ASX on February 4, 2013.

Michael Carrick, formerly a director, President and Chief Executive Officer of CGA, was appointed to the board of directors of B2Gold effective upon the implementation of the Merger, with the existing seven directors of B2Gold continuing as directors.

About B2Gold

B2Gold Corp. is a Vancouver based gold producer with three operating mines (two in Nicaragua and one in the Philippines) and a strong portfolio of development and exploration assets in Nicaragua, Colombia, Namibia and Uruguay.

B2Gold is projecting gold production in 2013 of approximately 385,000 ounces and approximately 400,000 ounces in 2014 from La Libertad, Limon and Masbate Mines. With the first full year of gold production from the Otjikoto project in Namibia scheduled for 2015, and increased production projected from La Libertad Mine, the Company is projecting 2015 gold production of 550,000 ounces, based on current assumptions. Finally, with the successful completion of the Gramalote project (1) (B2Gold 49% / AngloGold Ashanti Limited 51%) in Colombia, gold production could increase to approximately 750,000 ounces in 2017.

B2Gold’s corporate objective is to optimize production at existing mines and build further shareholder value through the exploration and development of existing projects and additional accretive acquisitions. B2Gold trades on the Toronto Stock Exchange under the symbol “BTO”, on the Namibian Stock Exchange under the symbol “B2G” and on the OTCQX under the symbol “BGLPF”.

(1) Subject to feasibility study, permitting and financing

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean	Kerry Suffolk
Vice President, Investor Relations	Manager, Investor Relations
604-681-8371	604-681-8371

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.